
Mail Stop 3720

August 16, 2017

Brian F. Kidd
Senior Vice President and Controller
National Healthcare Corporation
100 Vine Street
Murfreesboro, Tennessee 37130

> **Re: National HealthCare Corporation
> Form 10-K for Fiscal Year Ended December 31, 2016
> Filed February 15, 2017
> File No. 001–13489**

Dear Mr. Kidd:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    /s/ Carlos Pacho

                                    Carlos Pacho
                                    Senior Assistant Chief Accountant
                                    AD Office 11 – Telecommunications